EX-99.B-77G

                 WADDELL & REED ADVISORS FUNDS, INC. BOND FUND

SUB-ITEM 77G(a):  Defaults on senior securities

Reliance Group Holdings

$150,000  9.00%  Senior Notes due 11/15/00
CUSIP 759464AG5
Company filed for Chapter 11 bankruptcy protection June 12, 2001
This is a monetary default of interest as well as maturity
Default date is December 14, 2000
Amount of default per $1,000 face amount is $1,045
Total amount of default is $156,750

Federal Mogul Corporation

$1,000,000  7.75% Bonds due 7/01/06
CUSIP 313549AL1
Company filed for Chapter 11 bankruptcy protection October 1, 2001 This is a monetary default
Default date is January 30, 2002
Amount of default per $1,000 face amount is $58
Total amount of default is $58,125